UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*


                             FOUR OAKS FINCORP, INC.
                                (Name of Issuer)

                          COMMON STOCK $1.00 PAR VALUE
                         (Title of Class of Securities)

                                   350891 10 7
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]   Rule 13d-1(b)
      [X]   Rule 13d-1(c)**
      [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**This Schedule 13G was originally filed pursuant to Rule 13d-1(c), while this Amendment is being filed pursuant to Rule 13d-2(b).

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

                        (Continued on following page(s))
                                Page 1 of 5 Pages

CUSIP No. 350891 10 7                 13G                    Page 2 of 5 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                  William Ashley Turner and Debra C. Turner, Joint Tenants with right of survivorship



2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                    (a)

                    (b)

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America


NUMBER OF             5.     SOLE VOTING POWER                  68,949.068
SHARES
BENEFICIALLY          6.     SHARED VOTING POWER                  -0-
OWNED BY
EACH                  7.     SOLE DISPOSITIVE POWER             68,949.068
REPORTING
PERSON                8.     SHARED DISPOSITIVE POWER             -0-
WITH:


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 69,292.73

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (See Instructions)

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  5.13%

12.      TYPE OF REPORTING PERSON (See Instructions)

                  IN

CUSIP No. 350891 10 7                 13G                    Page 3 of 5 Pages

This Amendment to Schedule 13G (the "Amendment") amends the Schedule 13G filed with the Securities and Exchange Commission on December 4, 1998 (the "Schedule 13G") jointly by William Ashley Turner and Debra C. Turner, Joint Tenants with right of survivorship (together, the "Reporting Persons"), with respect to the common stock, par value $1.00 per share ("Shares"), of Four Oaks Fincorp, Inc., a North Carolina corporation (the "Company"). Except as provided in Item 4, the Amendment amends and restates the Schedule 13G.

Item 1.
(a)      Name of Issuer:

         Four Oaks Fincorp, Inc.


(b)      Address of Issuer's Principal Executive Offices

         6144 US 301 South
         Four Oaks, North Carolina  27524


Item 2.
(a)      Names of Persons Filing

         This statement is filed by William Ashley Turner and Debra C. Turner, Joint Tenants with right of survivorship.

(b)      Address of Principal Business Office or, if none, Residence:

         2256 Shotwell Road
         Clayton, North Carolina  27520

(c)      Place of Organization or Citizenship:

         United States of America


(d)      Title of Class of Securities

         Common Stock, par value $1.00 per share

(e)      CUSIP Number

         350891 10 7


Item 3.
         Not  Applicable.

CUSIP No. 350891 10 7                 13G                    Page 4 of 5 Pages

Item 4.  Ownership

      (a)  Amount Beneficially Owned:

      As of December 31, 1998, the Reporting Person beneficially owned 69,292.73 Shares which includes 171.831 shares owned by William Ashley Turner individually and 171.831 shares owned by Debra C. Turner, individually. The Reporting Person declares that the filing of this Schedule 13G shall not be construed as an admission that it is, for purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of any of the Shares owned of record by William Ashley Turner or Debra C. Turner. The Reporting Person has no power to vote, direct the voting of, dispose of, or direct the disposition of such Shares owned by William Ashley Turner or Debra C. Turner.

      (b) Percent of Class:

          Such 69,292.73 shares of Common Stock are 5.13% of the 1,349,039 shares of Common Stock outstanding as of December 31, 1998.

      (c) Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:           68,949.068

            (ii)  shared power to vote or to direct the vote:                -0-

            (iii) sole power to dispose or to direct the disposition
                  of:                                                 68,949.068

            (iv)  shared power to dispose or to direct the disposition
                  of:                                                        -0-


Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

CUSIP No. 350891 10 7                 13G                    Page 5 of 5 Pages

Item 10. Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 1999

                        Signature:              /s/ William Ashley Turner
                                                -----------------------------
                                          Name: William Ashley Turner, in
                                                his capacity as Joint Tenant
                                                with right of survivorship

                        Signature:              /s/ Debra C. Turner
                                                -----------------------------
                                          Name: Debra C. Turner, in her
                                                capacity as Joint Tenant
                                                with right of survivorship